UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                             SIGA TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                  826 917 10 6
                                 (CUSIP Number)

                              Adam Eilenberg, Esq.
                        Ehrenreich Eilenberg & Krause LLP
                         11 East 44th Street, 11th Floor
                               New York, NY 10017
                                 (212) 986-9700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 25, 2002
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP No.   826 917 10 6            13D
________________________________________________________________________________
1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Persons

     Richard Stone
________________________________________________________________________________
2    Check Appropriate Box If a Member of a Group
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC Use Only

________________________________________________________________________________
4    Source of Funds

     00,PF
________________________________________________________________________________
5    Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                             [_]

________________________________________________________________________________
6    Citizenship or Place of Organization

     USA
________________________________________________________________________________
   Number of      7    Sole Voting Power        505,484 including
     Shares                                     25,000 shares issuable upon
  Beneficially                                  exercise of warrants
    Owned by      ______________________________________________________________
      Each        8    Shared Voting Power
   Reporting           0
     Person       ______________________________________________________________
      With        9    Sole Dispositive Power   505,484, including
                                                25,000 shares issuable upon
                                                exercise of warrants
                  ______________________________________________________________
                  10   Shared Dispositive Power
                       0
________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     505,484
________________________________________________________________________________
12   Check box if the aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [_]
________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     4.97%
________________________________________________________________________________
14   Type of Reporting Person

     IN
________________________________________________________________________________

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is the common stock, $.0001 par value per share (the "Common Stock"), of SIGA Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 420 Lexington Avenue, Suite 620, New York, NY 10170. This statement is filed pursuant to Rule 13d-2(a) with respect to securities owned by Richard Stone as of January 25, 2002 and amends the Schedule 13 D filed on June 3, 1998,as amended by Amendment No. 1 filed on January 14, 2000 (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is hereby restated in its entirety.

Item 3. Source and Amount of Funds or Other Consideration.

     The purpose of this Amendment No. 2 is to report certain subsequent acquisitions and dispositions of shares.

     Between January 21, 2000 and April 18, 2001, Mr. Stone purchased 83,500 shares of Common Stock in open market transactions at prices between $2.07 per share and $4.25 per share. All purchases were paid out of his personal funds.

     On May 8, 2001,  Mr. Stone  purchased  25,000 Units of securities  from the
Company in a private placement transaction at a price of $2.00 per Unit. Each Unit consisted of one share of Common Stock and one currently exercisable warrant to purchase one additional share of Common Stock at an exercise price of $2.94, expiring in May 2006.

     Between February 22, 2000 and January 25, 2002, Mr. Stone sold 176,481 shares of Common Stock in open market transactions at prices between $2.20 per share and $7.82 per share.

Item 4. Purpose of Transaction.

     Mr. Stone's purchases were made for investment purposes. The sales of securities were made to diversify Mr. Stone's investment portfolio. Although he has no current intention to do so, depending on market conditions and other factors, Mr. Stone may acquire additional shares or sell all or a portion of his shares of Common Stock.

     Mr. Stone has no plans or proposals which would relate to or would result in any of the actions set forth in the subparagraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

     See Items 7 through 11 on the cover page.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7. Materials to be Filed as Exhibits.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.


Dated:  February 6, 2002                    /s/ Richard Stone
                                            ----------------------------
                                            Richard Stone